

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2014

Via E-mail
Ms. Christine M. Gorjanc
Chief Financial Officer
NETGEAR, Inc.
350 East Plumeria Drive
San Jose, California 95134

> **Re: NETGEAR, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **Form 10-Q for the Quarterly Period Ended March 31, 2014**
> **Filed May 6, 2014**
> **Response dated August 27, 2014**
> **File No. 000-50350**

Dear Ms. Gorjanc:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Note 8. Income Taxes, page 81

1.   We note your response to comment 1. While your book entries had no impact on pre-tax income in consolidation, they would have resulted in the correction of current and deferred income taxes in prior periods. In recording the tax adjustment, tell us how you considered the guidance in ASC 250-10-45-22.

Form 10-Q for the Quarter Ended March 31, 2014

5. Product Warranties, page 13

2.   We note your response to comment 2. You state that shipments to retail customers located in the Americas decreased 13.2% during the three months ended March 31, 2014 when compared with 2013. However, on page 36, you reported a 24.3% revenue growth in the Americas. Please tell us how you experienced significant revenue growth in the Americas, despite a 13.2% decline in shipments.

        You may contact Kathryn T. Jacobson, Senior Staff Accountant, at 202-551-3365 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney, at 202-551-3208 or me at 202-551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage, for

                                        Larry Spirgel
                                        Assistant Director